Shareholder Rebuttal to IDEX Corporation’s Opposition Statement

Regarding “Eliminating Discrimination through Inclusive Hiring”

240.14a-103 Notice of Exempt Solicitation

U.S. Securities and Exchange Commission, Washington DC 20549

NAME OF REGISTRANT: IDEX Corporation

NAME OF PERSON RELYING ON EXEMPTION: NorthStar Asset Management, Inc.

ADDRESS OF PERSON RELYING ON EXEMPTION: 2 Harris Avenue, Boston MA 02130

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934.*

*Submission is not required of this filer under the terms of the Rule, because the proponent does not hold in excess of the mandatory filing threshold of $5 million in shares of the company, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

NorthStar’s proposal ask: Shareholders request that the Board of Directors prepare a report, at reasonable cost, omitting proprietary information, and published publicly within one year from the annual meeting date, analyzing whether IDEX Corporation’s hiring practices related to people with arrest or incarceration records are aligned with publicly stated diversity commitments, and whether those practices may pose reputational or legal risk due to potential discrimination (including racial discrimination) claims.

Dear IDEX Corporation Shareholders:

NorthStar Asset Management, Inc. (“NorthStar” or “the Proponent”) asks you to vote “FOR” the shareholder proposal, requesting that IDEX Corporation (“IDEX” or the “Company”) report to shareholders on its hiring practices as they relate to formerly incarcerated people, at the IDEX Annual Meeting of Stockholders on May 8th, 2025.

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IDEX has the opportunity to develop channels for a reliable workforce in an increasingly tight labor market through fair chance employment. Fair chance employment is the intentional recruitment of people with arrest or incarceration records. While many employers including IDEX ”ban the box”, by preventing inquiry about criminal convictions in initial applications, Fair Chance Employers go beyond “ban the box” and take proactive measures to reach formerly incarcerated job seekers that are fully qualified for employment at the Company. Fair chance employment can involve creating internships, partnering with local reentry organizations, or innovating new ways to find, recruit and train people who might not have access to traditional employment channels. If successful, fair chance employment may benefit the Company, the community and the overall economy.

The Company asserts that the proponents fair chance employment proposal has been rejected twice by stockholders at “just 18.5% and 16.8% respectively.” In context, these votes are greater than the average vote on all social shareholder proposals in both 2023 (17.2%)1 and 2024 (13.5%)2 respectively.

The Company claims that they have identified critical strategies in hiring practices and developing people, including formerly incarcerated individuals. However, the board still maintains that human capital management, talent attraction, development and retention are continued risks3. Given recent changes, the demand for skilled laborers in manufacturing and advanced industries has only increased. As of October 2024, there were 465,000 manufacturing job openings in the U.S., with over 55% of manufacturers citing challenges in attracting and retaining employees4. In the Proponent’s view, when this challenge of attracting and retaining employees is combined with stricter immigration policies, companies will need to tap into underutilized talent pools to fill key roles.

According to the Company’s most recent EEO-1 data, only 12.7% of the workforce identified as black or African American, 9.3% as Asian and 6.9% identified as Hispanic or Latino. Further, only 2 out of 41 executive and senior level officials and managers identified as diverse (Asian or black or African American)5. While the company claims they have “equal opportunities, access, and advancement for all employees, including individuals with a wide variety of backgrounds, experiences, and perspectives” it is the opinion of the Proponent that current efforts might be falling short. Fair chance hiring actively promotes racial and ethnic diversity—helping IDEX achieve its diversity goals. Black Americans make up 14% of the US population5, but 39% of the incarcerated population.6 Hispanic people make up 19% of the US population5, but 29% of the prison population.7 By hiring justice-involved individuals, IDEX expands its talent pool while making meaningful strides toward equity and inclusion in the workplace.

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1 shareholder-proposal-developments-during-the-2023-proxy-season.pdf

2 Shareholder Proposal Developments During the 2024 Proxy Season - Gibson Dunn

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4 https://www.manufacturingdive.com/news/most-in-demand-factory-jobs-2025-labor-recruitment/736728/

5 IDEX 2023 EE0-1 Consolidated Report

6 https://www.bop.gov/about/statistics/statistics_inmate_race.jsp

7 https://www.bop.gov/about/statistics/statistics_inmate_ethnicity.jsp

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The company claims that a report to shareholders on their hiring practices is unnecessary because the Company has already, “put in place numerous steps to effectively address equitable employment practices, including with regard to people with arrest or incarceration records.” While we commend the Company for their current work, IDEX has yet to release data on their hiring patterns involving formerly incarcerated people and community partnerships. Without data, it makes it impossible to draw conclusions on whether the program extends beyond the occasional individual. Fortunately, since IDEX has worked with external vendors for targeted job postings and in their opposition statement mentioned they have started exploring a partnership with a dedicated fair chance job board company, they have relevant data points to know the extent of their efforts and the opportunity to disclose any changes after working with the dedicated job board. Transparency on their hiring practices will help investors better understand if they are meeting their goals.

As a global leader in manufacturing highly engineered, mission-critical fluidics, photonics and fire safety solutions, IDEX recognizes that a strong and skilled workforce is key to sustaining long-term growth. The U.S. is projected to face a shortage of 2.1 million manufacturing jobs by 2030, which could result in $1 trillion in lost economic output.8 Companies that embrace second chance hiring benefit from reduced turnover rates, higher employee engagement, and a more stable workforce. This could lead to stronger profitability and long-term success.9

Recommend the vote ‘YES’

Shareholders, we urge you to vote “FOR” proxy item number four, as fair chance hiring will help mitigate the risks of a growing manufacturing skills shortage, increase diverse representation in IDEX Corporation’s workforce, and provide employment opportunities to a the nearly one in three Americans who face thousands of barriers after leaving the justice system.

THE FOREGOING INFORMATION MAY BE DISSEMINATED TO SHAREHOLDERS VIA TELEPHONE, U.S. MAIL, E-MAIL, CERTAIN WEBSITES, AND CERTAIN SOCIAL MEDIA VENUES, AND SHOULD NOT BE CONSTRUED AS INVESTMENT ADVICE OR AS A SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY. THE COST OF DISSEMINATING THE FOREGOING INFORMATION TO SHAREHOLDERS IS BEING BORNE ENTIRELY BY THE FILER. PROXY CARDS WILL NOT BE ACCEPTED BY THE FILER. PLEASE DO NOT SEND YOUR PROXY TO ANY FILER. TO VOTE YOUR PROXY, PLEASE FOLLOW THE INSTRUCTIONS ON YOUR PROXY CARD.

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8 https://nam.org/2-1-million-manufacturing-jobs-could-go-unfilled-by-2030-13743/?stream=workforce

9 https://mitsloan.mit.edu/ideas-made-to-matter/bottom-line-benefits-second-chance-hiring

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